UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RED SKY RESOURCES INC.
(Name of Issuer)

Common Stock, Par Value $0.0001
(Title of Class of Securities)

Cusip No. 757023 10 6
(CUSIP Number)

D. Barry Lee
Suite 2410, 650 West Georgia Street, PO Box 11524
Vancouver, British Columbia, Canada, V6B 4N7
Telephone Number: (604) 689-8336
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. N/A

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only):

D. Barry Lee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 1,500,000 shares of common stock

8.	Shared Voting Power: None

9.	Sole Dispositive Power: 1,500,000 shares of common stock

10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,500,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 68.3% of common stock

14.	Type of Reporting Person (See Instructions) IN

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock with par value $0.0001 (the “Shares”), of Red Sky Resources Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Suite 2410, 650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N7.

ITEM 2.	IDENTITY AND BACKGROUND

a)	Name of Person filing this Statement:

D. Barry Lee (the “Holder”)

(b)	Residence or Business Address:

Suite 2410, 650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N7

(c)	Present Principal Occupation and Employment:

President of Red Sky Resources Inc. and President of Banks Energy Inc.

(d)	Criminal Convictions:

The Holder has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

The Holder has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Holder is a citizen of Canada.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Holder acquired a total of 1,500,000 Shares for aggregate consideration of $150 pursuant to a share subscription agreement with the Issuer. The consideration was paid from the Holder’s personal funds.

ITEM 4.	PURPOSE OF TRANSACTION

The Holder acquired the Shares for investment purposes. Due to his position as President of the Issuer, he has a controlling interest in the Issuer. Depending on market conditions and other factors, the Holder may acquire additional securities of the Issuer as he deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with the Issuer or otherwise. The Holder also reserves the right to dispose of some or all of his Shares in the open market, in privately negotiated transactions to third parties or otherwise, provided such transactions are in compliance with applicable securities laws.

As of the date hereof, except as described below, the Holder does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Certificate of Incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of April 15, 2005, the Holder holds beneficially the following securities of the Issuer:

Title of Security	Amount	Percentage of Shares of Common Stock *

Common Stock	1,500,000	68.29%

* based on the Issuer’s current issued and outstanding of 2,196,500 shares of common stock

(b)	Power to Vote and Dispose of the Company Shares:

The Holder has the sole power to vote or to direct the vote of the Shares he holds and has the sole power to dispose or to direct the disposition of the Shares he holds.

(c)	Transactions Effected During the Past 60 Days:

The Holder acquired 1,500,000 Shares on October 14, 2001 in connection with a share subscription agreement at $0.0001 per share.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 15, 2005
_______________________________________________________________
Date

/s/ D. Barry Lee
______________________________________________________________
Signature

D. Barry Lee/ President, Chief Executive Officer, Chief Financial Officer and Director
_____________________________________________________________
Name/Title